(CAE Logo)                                                                                                 Press Release

CAE reports second-quarter results

Toronto, November 5, 2003 - (NYSE: CGT; TSX: CAE) - CAE today reported earnings from continuing operations for the second quarter (Q2) ending September 30, 2003 of C$15.1 million (or 7 cents per share), compared to the same earnings in the first quarter and C$23.3 million (11 cents per share) in the prior fiscal year.

Consolidated revenue for the second quarter was C$246.1 million compared to C$242.9 million in the first quarter and C$252.3 million in the prior year, while the backlog of C$2.2 billion at September 30 was constant with the June 30 level.

The year-over-year reduction in operating earnings was due primarily to pricing pressures in civil aviation markets, lower margins on the changing mix of military programs, foreign exchange impacts, and higher pension and long-term compensation expense. Foreign exchange impacts reduced second quarter earnings per share by two cents relative to last year. Operating earnings increased C$3.5 million and margins improved 13% from the first quarter, with the increase in operating earnings counterbalanced by a C$4.0 million increase in Q2 tax expense.

Year-to-date earnings from continuing operations of C$30.2 million (14 cents per share) and revenue of C$489.0 million compared to C$60.6 million (28 cents per share) and C$528.1 million respectively in the prior year, with foreign exchange impacts having reduced earnings per share by six cents relative to the prior first half. Net earnings for the second quarter and year-to-date were C$15.1 million (or 7 cents per share) and C$28.3 million (or 13 cents per share) respectively.

CAE's net debt, defined as long-term debt less cash and short-term investments, decreased by C$232.1 million to C$549.8 million during the second quarter. Net debt has now been reduced by 40% (or C$363.2 million) since December 31, 2002. The reduction in net debt during the second quarter was attributable to net proceeds from an equity issue in the amount of C$168.0 million and the receipt of C$94.0 million from the sale and leaseback of five simulators, offset by increases in non-cash working capital of C$12.3 million and capital expenditures of C$33.5 million. Second-quarter capital expenditures were C$24.3 million lower than last year, while year-to-date capital expenditures of C$58.7 million compare to C$130.9 million in the first half of the prior fiscal year.

CAE's President and CEO Derek H. Burney stated, "During the second quarter, CAE achieved a major objective for the year as a whole - the significant strengthening of our balance sheet. As expected, our operating performance remained constrained by the severe market pressure in the civil aviation sector and by foreign exchange fluctuations."

Business Unit Highlights

Civil Simulation and Training ("Civil") reported second-quarter operating earnings of C$9.9 million compared to C$6.6 million in the first quarter and C$19.9 million in the prior year period. The reduction in operating earnings relative to the prior year is attributable primarily to adverse equipment market conditions, foreign exchange impacts and the accounting for additional sale and leaseback financings. Revenue for the second quarter increased slightly from the first quarter and 7% from the prior year to C$111.3 million. The year-over-year increase in Q2 revenue is attributable to a 10% increase in Q2 training revenue (20% net of foreign exchange impacts). Training revenue year-to-date increased 15% over last year (23% net of foreign exchange) to reach C$131.8 million, thereby accounting for 60% of Civil's revenue in the first half of this fiscal year compared to approximately 50% in the prior year.

Capacity utilization of Civil's installed training base of 92 simulators was 61% year-to-date, with the decline in Q2 utilization relative to the first quarter due to seasonal factors, delays in the Dornier 328 aircraft program and Air Canada's reduced training needs. Civil has secured a foothold in the growing Russian aviation market through an eight-year training agreement with Aeroflot. As well, Civil has entered a new training joint venture with Iberia Airlines involving a consolidation of Spanish-based assets that could serve as the model for similar ventures with other major airlines.

Civil has won 11 of 12 competed orders for full-flight simulators as of November 5, already matching the 11 orders secured during the entire prior fiscal year. Among the Q2 orders was a prototype simulator for the new Airbus A380 aircraft. The orders secured in the first half will begin to impact on Civil's production levels and financial performance in the second half of the year and fiscal year 2005.

Military Simulation and Training ("Military') generated second-quarter operating earnings of C$11.8 million, compared to C$12.3 million in the first quarter and C$16.2 million in the prior fiscal year. Second-quarter revenue of C$100.4 million was constant relative to the first quarter while decreasing 8% from the prior year. The year-over-year reductions in revenue and earnings were due primarily to foreign exchange impacts and a one-time incentive payment for early delivery included in last year's results. Military's margins were also impacted by higher start up costs on new projects and higher bid and proposal costs incurred in pursuit of new opportunities. The recent committed orders from Lockheed Martin of more than C$125 million to provide C-130J training for the U.S. Air Force and additional contracts from the U.S. Army Special Operations Forces with a potential value exceeding C$110 million are evidence of new success in the key U.S. defence market that will bolster Military's performance in the balance of the year.

Marine Controls ("Marine) generated second-quarter operating earnings of C$5.6 million, compared to C$4.9 million in the first quarter and C$7.2 million in the prior year. Revenues of C$34.4 million compared to C$34.2 in the first quarter and C$39.3 million in the prior year. The reductions in year-over-year operating earnings and revenue are attributable primarily to foreign exchange impacts and delays on the U.K. Astute submarine training program. During the second quarter, Marine was awarded new contracts by the U.S. and Indian navies.

CAE is a leading provider of integrated training solutions and advanced simulation and controls technologies to civil aviation, military and marine customers. The company generates annual revenues in excess of C$1 billion and employs about 6,000 people in Canada, the United States and around the globe.

This press release includes forward-looking statements that are based on certain assumptions and reflects CAE's current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Additional factors are discussed in CAE's materials filed with the securities regulatory authorities in Canada and the United States from time to time. CAE disclaims any intention or obligation to update or revise any forward-looking statements

On the Web:http//www.cae.com/

For more information:                                                    Source:

Arthur C. Perron, Vice-President                                    Andrew Arnovitz, Director

Government and Media Relations                                   Corporate communications & Investor relations

(514) 341-6780, ext 5370                                               (514) 734-5760

arthur.perron@cae.com                                                 andrew.arnovitz@cae.com

Consolidated Balance Sheets

(amounts in millions of Canadian dollars)	as at September 30 2003 (Unaudited)	as at March 31 2003 (Audited)
Assets
Current Assets
Cash and cash equivalents	$115.1	$17.1
Short-term investments	4.9	2.6
Accounts receivable	319.1	373.1
Inventories	171.6	136.3
Prepaid expenses	29.2	14.0
Income taxes recoverable	32.7	25.7
Future income taxes	2.1	3.5
	674.7	572.3
Restricted cash	13.2	14.4
Assets of discontinued operations	-	50.0
Property, plant and equipment, net	809.3	930.4
Future income taxes	84.6	85.7
Intangible assets	158.9	171.7
Goodwill	344.1	366.8
Other assets	166.1	165.2
	$2,250.9	$2,356.5

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$328.2	$413.3
Deposits on contracts	90.9	101.2
Long-term debt due within one year	11.4	13.4
Future income taxes	42.4	42.4
	472.9	570.3
Liabilities of discontinued operations	-	17.9
Long-term debt	658.4	798.0
Long-term liabilities	150.0	139.6
Future income taxes	73.0	80.5
	1,354.3	1,606.3
Shareholders' Equity
Capital stock	366.4	190.5
Contributed surplus	0.6	-
Retained earnings	541.2	531.2
Currency translation adjustment	(11.6)	28.5
	896.6	750.2
	$2,250.9	$2,356.5

Consolidated Statements of Earnings

	three months ended September 30 (Unaudited)		six months ended September 30 (Unaudited)
(amounts in millions of Canadian dollars, except per share amounts)	2003	2002	2003	2002
Revenue
Civil Simulation and Training	$111.3	$104.4	$220.4	$239.9
Military Simulation and Training	100.4	108.6	200.0	214.6
Marine Controls	34.4	39.3	68.6	73.6
	$246.1	$252.3	$489.0	$528.1
Operating earnings
Civil Simulation and Training	$9.9	$19.9	$16.5	$57.6
Military Simulation and Training	11.8	16.2	24.1	34.8
Marine Controls	5.6	7.2	10.5	13.6
Earnings from continuing operations before interest and income taxes	27.3	43.3	51.1	106.0
Interest expense, net	6.7	9.1	13.9	16.9
Earnings from continuing operations before income taxes	20.6	34.2	37.2	89.1
Income taxes	5.5	10.9	7.0	28.5
Earnings from continuing operations	$15.1	$23.3	$30.2	$60.6
Results of discontinued operations	-	-	(1.9)	-
Net earnings	$15.1	$23.3	$28.3	$60.6
Basic and diluted earnings per share from continuing operations	$0.07	$0.11	$0.14	$0.28
Basic and diluted net earnings per share	$0.07	$0.11	$0.13	$0.28
Average number of shares outstanding	220.0	219.4	219.8	219.4

Consolidated Statements of Retained Earnings

	three months ended September 30 (Unaudited)		six months ended September 30 (Unaudited)
(amounts in millions of Canadian dollars)	2003	2002	2003	2002
Retained earnings at beginning of period as previously reported	$537.8	$471.2	$531.2	$446.8
Adjustments for changes in accounting policies	-	-	-	(6.4)
Retained earnings at beginning of period as restated	537.8	$471.2	$531.2	$440.4
Share issue costs (net of taxes of $2.4 million)	(5.1)	-	(5.1)	-
Net Earnings	15.1	23.3	28.3	60.6
Dividends	(6.6)	(6.6)	(13.2)	(13.1)
Retained earnings at end of period	$541.2	$487.9	$541.2	$487.9

Consolidated Statements of Cash Flow

	three months ended September 30 (Unaudited)		six months ended September 30 (Unaudited)
(amounts in millions of Canadian dollars)	2003	2002	2003	2002
Operating activities
Earnings from continuing operations	$15.1	$23.3	$30.2	$60.6
Adjustments to reconcile earnings to cash flow from operating activities:
Amortization	16.7	14.8	34.9	33.1
Future income taxes	(3.8)	0.8	(7.5)	5.4
Investment tax credit	(7.9)	(3.9)	(12.1)	(7.8)
Other	7.1	1.0	(2.8)	(7.0)
Decrease (increase) in non-cash working capital	(12.3)	1.8	(86.2)	(78.4)
Net cash provided by (used in) continuing operating activities	14.9	37.8	(43.5)	5.9

Investing activities
Short-term investments, net	1.4	6.4	(2.3)	(13.4)
Capital expenditures	(33.5)	(57.8)	(58.7)	(130.9
Proceeds from disposition of businesses	2.5	25.0	22.3	25.0
Proceeds from sale and leaseback of assets	94.0	92.2	122.5	92.2
Development costs	-	(3.9)	(2.8)	(8.6)
Deferred pre-operating costs	0.4	(3.7)	(0.3)	(5.8)
Other assets	0.1	(12.0)	(1.9)	(13.6)
Net cash provided by (used in) continuing investing activities	64.9	46.2	78.8	(28.3)
Financing activities
Proceeds of long term debt	174.7	72.3	313.6	151.3
Repayments of long term debt	(340.4)	(142.4)	(406.2)	(148.3)
Dividends paid	(6.4)	(6.6)	(12.9)	(13.1)
Common stock issuances	175.6	1.4	175.6	3.4
Share issue costs	(7.0)	-	(7.0)	-
Other	(1.7)	(4.0)	(1.8)	(4.9)
Net cash (used in) provided by continuing financing activities	(5.2)	(79.3)	61.3	(11.6)
Net cash provided by discontinued activities	-	2.3	3.3	2.6
Effect of foreign exchange rate changes on cash and cash equivalents	(0.6)	2.6	(1.9)	5.1
Net increase (decrease) in cash and cash equivalents	74.0	9.6	98.0	(26.3)
Cash and cash equivalents at beginning of period	41.1	52.9	17.1	88.8
Cash and cash equivalents at end of period	$115.1	$62.5	$115.1	$62.5